                                                                 Exhibit (a)(67)

THE SALE OF ENDESA DEMANDS TOTAL TRANSPARENCY

The country, the shareholders and the employees of Endesa need to have more clarity in an operation of such importance.

Following the policy of total transparency that Duke Energy has established since the beginning of this operation, the President of Duke Energy International, along with other senior executives of the company, will be answering the questions of Endesa shareholders during Saturday, April 17 and Sunday, April 18, between 9:00 and 18:00 hours at Moneda 877, Santiago.

Mr./Ms. Shareholder of Endesa:

Do not hurry and make wrong decisions without knowing all the details of the offers and the effects that they might have for you as a shareholder.

After resolving all your doubts, you can offer to sell your shares during the weekend at Moneda 877, Santiago or Agustinas 979, Santiago; Prat 877, Valparaiso and Barros Arana 398, Concepcion, from 9:00 to 18:00 hours.

For further information call Banchile at 800 20 28 20

(Logo) Duke Energy International, a Duke Energy Company

www.duke-energy.com/soamer